Exhibit 99.2

Akazoo S.A.

Société anonyme

Registered office: 19, rue de Bitbourg, L-1273 Luxembourg,

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B232611

(the Company)

CONVENING NOTICE

TO THE SPECIAL GENERAL MEETING OF THE SHAREHOLDERS OF AKAZOO S.A.

TO BE HELD IN LUXEMBOURG AT THE COMPANY'S REGISTERED OFFICE

LOCATED AT 19, RUE DE BITBOURG, L-1273 LUXEMBOURG

ON 17 MARCH 2020 AT 4 P.M. LUXEMBOURG TIME / 11 A.M. NEW YORK TIME

Luxembourg, 26 February 2020

Dear Shareholders,

You are cordially invited to attend the special general meeting (assemblée générale particulière) of the shareholders of Akazoo S.A. (the Special General Meeting) scheduled to be held on 17 March 2020 (4 p.m. Luxembourg time / 11 a.m. New York time) at the Company’s registered office located at 19, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg.

Information concerning the matters to be considered and voted upon at the Special General Meeting may be found in this convening notice and the following attachments:

-	proxy statement (Schedule 1)

-	proxy form (Schedule 2)

-	voting form (Schedule 3)

The above documents are also available at investors.akazoo.com and www.proxyvote.com, as well as the Company’s registered office in Luxembourg, where a copy can be obtained free of charge.

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The board of directors of the Company (the Board) has fixed the close of business (11 p.m. Luxembourg time / 5 p.m. New York time) on 18 February 2020 as the record date for the Special General Meeting (the Record Date), and only holders of record of shares (including any “street name” holders holding shares in the Company through a depositary or sub-depositary in accordance with the Company’s articles of association) at such time shall be admitted to and vote at the Special General Meeting or any adjournment or postponement thereof. Shareholders (including registered shareholders as well as “street name” holders) who have transferred their shares between the Record Date and the date of the Special General Meeting cannot attend the Special General Meeting, vote by proxy or vote by way of a voting form. In case of breach of such prohibition, criminal sanctions may apply.

If you are unable to attend the Special General Meeting and you wish to be represented, please authorize a proxy to vote your shares in accordance with the instructions you received from the Company or your bank, brokerage firm or other record owner. This will not prevent you from voting your shares in person if you subsequently choose to attend the Special General Meeting.

Alternatively, you may also vote by way of a voting form. This will not prevent you from voting your shares in person if you subsequently choose to attend the Special General Meeting.

Please consult the proxy statement attached hereto as Schedule 1 as to the procedures for attending the Special General Meeting, voting by proxy form or voting by voting form.

I.	AGENDA

The agenda for the Special General Meeting reads as follows:

1.	Reporting the conflict of interest of certain directors of the Company in connection with the omnibus equity incentive plan, certain independent directorship agreements, certain non- independent directorship agreements and a management employment agreement.

2.	Approval of the omnibus equity incentive plan.

3.	Increase of the number of directors of the Company from seven to nine and appointment of Asit Mehra and Colin Miles as new directors of the Company for a period ending at the annual general meeting of the shareholders approving the annual accounts for the financial year ending on 31 December 2019.

4.	Removal of Crowe U.K. LLP as the Company’s statutory auditor (commissaire), without cause.

5.	Appointment of BDO Audit S.A. as the Company’s independent auditor (réviseur d’entreprises agréé) for a period ending at the annual general meeting of the shareholders approving the annual accounts for the financial year ending on 31 December 2019.

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6.	Authorization to the Company’s board of directors (or an agent, including without limitation, the Company’s CEO or CFO, to be appointed by the board of directors for this purpose) to cause the Company to repurchase shares in the Company from time to time.

II.	PROPOSALS OF SHAREHOLDERS

A shareholder or shareholders holding together at least 10% of the share capital may request the addition of one or several new items to the agenda for the Special General Meeting. In doing so, such shareholders must comply with the requirements of the Luxembourg law of 10 August 1915 on commercial companies and must send their requests by registered mail to the Company’s registered office at least 5 days before the Special General Meeting is held. Such request must include either (a) the text of the new agenda item and/or a draft resolution, and a background explanation, or (b) an alternative resolution for an existing agenda item, with a clear identification of the agenda item concerned, the text of the proposed alternative resolution, and a background explanation. It must also include the name of a contact person and the postal address and email address to which the Company can send an acknowledgment of receipt of such request. The Company reserves the right (subject to Luxembourg law) to reject, rule out of order or take other appropriate action with respect to any request that does not comply with these or other applicable requirements.

III.	QUORUM AND MAJORITY REQUIREMENTS

The approval of the above agenda items at the Special General Meeting is subject to such quorum and majority requirements as set out in the Luxembourg law of 10 August 1915 on commercial companies and the Company’s articles of association.

The agenda items to be resolved upon at the Special General Meeting will be passed by a simple majority of the votes validly cast, irrespective of the percentage of the Company’s issued share capital that is present or represented at the Special General Meeting.

IV.	VOTING IN PERSON, BY PROXY OR BY WAY OF A VOTING FORM

You may attend the Special General Meeting in person or by proxy. A proxy form is attached to this convening notice as Schedule 2.

Alternatively, you may vote by way of a voting form. A voting form is attached to this convening notice as Schedule 3.

In order to ensure the efficient organization of the Special General Meeting, the completed proxy form or the completed voting form must be received no later than 13 March 2020 (4:59 a.m. Luxembourg time) / 12 March 2020 (11:59 p.m. New York time) in accordance with the instructions set out therein.

ANY PROXY FORM OR VOTING FORM RECEIVED BY THE TABULATION AND PROXY AGENT AFTER THE ABOVE DEADLINE SHALL BE DISREGARDED.

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If your shares are held in “street name” as of the Record Date, you will receive instructions from your bank, brokerage firm or other record owner. You must follow the instructions of, and adhere to the deadlines set by, such bank, brokerage firm or other record owner, in order for your shares to be voted.

All shareholders planning to attend the Special General Meeting in person must contact our Investor Relations department at investors@akazoo.com by 13 March 2020 (5 p.m. Luxembourg time / noon New York time) to reserve a seat. For admission, shareholders should come to the Special General Meeting check-in area no less than 15 minutes before the Special General Meeting is scheduled to begin.

Should you require any further information in connection with the Special General Meeting, please contact our Investor Relations department at investors@akazoo.com.

Sincerely,

For and on behalf of the board of directors of Akazoo S.A.

Name: Lewis W. Dickey, Jr.
Title: Chairman

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Schedule 1

PROXY STATEMENT

SPECIAL GENERAL MEETING OF THE SHAREHOLDERS OF AKAZOO S.A.

TO BE HELD IN LUXEMBOURG AT THE COMPANY'S REGISTERED OFFICE

ON 17 MARCH 2020 AT 4 P.M. LUXEMBOURG TIME / 11 A.M. NEW YORK TIME

This proxy statement is being provided to solicit proxies on behalf of the board of directors (the Board) of Akazoo S.A., a public limited liability company (société anonyme) organized and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 19, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies Register (Registre de commerce et des sociétés, Luxembourg) under number B232611 (the Company) for use at a special general meeting (assemblée générale particulière) of shareholders of the Company (the Special General Meeting) to be held on 17 March 2020 (4 p.m. Luxembourg time / 11 a.m. New York time) at the Company's registered office located at 19, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg, and any adjournment or postponement thereof.

This proxy statement is also available at investors.akazoo.com and www.proxyvote.com.

This proxy statement will also be made available to our “street name” holders (meaning beneficial owners with their shares held through a bank, brokerage firm or other record owner) and registered shareholders as of the close of business (11 p.m. Luxembourg time / 5 p.m. New York time) on 18 February 2020 (the Record Date) through the delivery methods described below.

This proxy statement, together with the convening notice, proxy form, voting form and letter of the chairman are hereinafter referred to as the Proxy Materials.

I.	FOREIGN PRIVATE ISSUER

We are a “foreign private issuer” within the meaning of Rule 3b-4 of the U.S. Securities Exchange Act of 1934, as amended, and as a result, we are not required to mandatorily comply with U.S. federal proxy requirements.

II.	ACCESS TO PROXY MATERIALS

(a)	“Street name” holders

We have elected to provide access to our Proxy Materials over the internet. You will have the ability to access the Proxy Materials free of charge on the website referred to above or at the Company’s registered office in Luxembourg. You may request to receive a printed set of the Proxy Materials by contacting our Investor Relations department at investors@akazoo.com.

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You will not receive a printed copy of the Proxy Materials unless you have requested one when setting up your brokerage account or request one in the manner set forth above. This permits us to conserve natural resources and reduces our printing costs, while giving shareholders a convenient and efficient way to access the Proxy Materials and to exercise the voting rights attendant to their shares at the Special General Meeting.

(b)	Registered shareholders

We intend to mail the Proxy Materials on or around 26 February 2020 to all registered shareholders. These documents may also be obtained free of charge on the website referred to above, and at the Company’s registered office in Luxembourg.

III.	VOTING RIGHTS

Only registered shareholders and “street name” holders of shares as of the Record Date will be entitled to attend the Special General Meeting and to vote at the Special General Meeting. On the Record Date, 49,735,210 shares will be issued and outstanding. Each share is entitled to one vote at the Special General Meeting.

IV.	QUORUM

Any ordinary general meeting of the shareholders of the Company (including the Special General Meeting) does not require any specific quorum.

V.	BROKER NON-VOTES AND ABSTENTIONS

Broker non-votes occur when a broker holding shares in “street name” for a beneficial owner submits a proxy that votes the shares on one or more proposals, but does not vote on one or more other proposals with respect to which the broker did not receive instructions from the beneficial owner about how to vote the shares and is unable to vote the shares in its discretion in the absence of an instruction. An abstention occurs when a shareholder withholds such shareholder’s vote on a particular matter by checking the “ABSTENTION” box on the voting form. Your broker will NOT be able to vote your shares with respect to the proposal or other matters considered at the Special General Meeting unless you have provided instructions to your broker. We strongly encourage you to provide instructions to your broker to vote your shares and exercise your right as a shareholder. A vote will not be cast in cases where a broker has not received an instruction from the beneficial owner. With respect to any matters considered at the Special General Meeting, only those votes cast “FOR” or “AGAINST” are counted for the purposes of determining the number of votes cast with respect to the proposal. Broker non-votes and abstentions are not considered votes cast and have no effect on the outcome of a proposal.

VI.	PROCESS FOR VOTING BY PROXY FORM OR VOTING FORM AND REVOCATION / RETRACTION

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If you are a registered shareholder as of the Record Date, you may attend the Special General Meeting in person (see information under section VII. (Attending the Special General Meeting in person) below) or by proxy. Should you wish to attend by proxy, we kindly ask you to return the proxy form in accordance with the instructions set out therein.

Alternatively, you may vote by mail by marking, dating, signing and returning the voting form in the postage-paid envelope.

Submitting your proxy form or voting form by mail will not affect your ability to attend the Special General Meeting in-person and vote at the Special General Meeting.

If your shares are held in “street name” as of the Record Date, you will receive instructions from your bank, brokerage firm or other record owner. You must follow the instructions of, and adhere to the deadlines set by, such bank, brokerage firm or other record owner, in order for your shares to be voted.

The Company will retain an independent tabulator (Broadridge) to receive and tabulate the voting forms and proxy forms.

The proxy form provides that, if amendments of any resolutions were to be presented or any other matters were to come before the Special General Meeting, or any adjournment or postponement thereof, the shareholder gives power to any lawyer or employee of Norton Rose Fulbright Luxembourg SCS (the Attorney), with full power of substitution, to vote in the shareholder’s name in accordance with the Board’s voting recommendations on such amended or new resolutions, unless the shareholder elects to abstain from voting on such amended or new resolutions as indicated on the proxy form.

The voting form provides that voting forms which, for a proposed resolution, do not show (i) a vote in favor or (ii) a vote against the proposed resolutions or (iii) an abstention are void with respect to such resolution. In case of amendment, during the Special General Meeting, or any adjournment or postponement thereof, of a proposed resolution regarding which a vote has been cast by way of a voting form, such vote shall be considered void.

The voting form also provides that, if any other matters were to come before the Special General Meeting, or any adjournment or postponement thereof, the shareholder shall be deemed to give power to the Attorney, with full power of substitution, to vote in the shareholder’s name and in accordance with the Board’s voting recommendations on such new resolutions, unless the shareholder elects to abstain from voting on such amended or new resolutions as indicated on the voting form.

Please note that proxy forms and voting forms must be received by the tabulation and proxy agent (Broadridge) no later than 13 March 2020 (4:59 a.m. Luxembourg time) / 12 March 2020 (11:59 p.m. New York time) in order for such votes to be taken into account.

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ANY PROXY FORM OR VOTING FORM RECEIVED BY THE TABULATION AND PROXY AGENT AFTER THE ABOVE DEADLINE SHALL BE DISREGARDED.

Any validly completed and submitted proxy forms shall be irrevocable and any validly completed and submitted voting forms shall be non-retractable unless validly revoked or retracted as described below.

A registered shareholder who has given a proxy or sent a voting form may revoke or retract it (as applicable) at any time before it is exercised at the Special General Meeting by:

-	attending the Special General Meeting and voting in person;

-	delivering a written notice of revocation or retraction (as applicable) dated on or before 13 March 2020 (4:59 a.m. Luxembourg time) / 12 March 2020 (11:59 p.m. New York time), at the address given below, stating that the proxy is revoked or the voting form retracted; or

-	signing and delivering a subsequently dated proxy form or voting form on or before 13 March 2020 (4:59 a.m. Luxembourg time) / 12 March 2020 (11:59 p.m. New York time), at the address given below.

If you are a registered shareholder, you may request a new proxy form or voting form by contacting our Investor Relations department by email at investors@akazoo.com or alternatively access such documents on the website referred to above, free of charge.

You should send any written notice of revocation or retraction (as applicable), new proxy form or new voting form to Akazoo S.A., c/o Broadridge Financial Solutions, 51 Mercedes Way, Edgewood, New York 11717, United States of America.

Any “street name” holder may change or revoke previously given voting instructions by contacting the bank or brokerage firm holding the shares or by obtaining a legal proxy from such bank or brokerage firm and voting in person at the Special General Meeting, in each case subject to and in accordance with such bank’s or brokerage’s applicable instructions. Your last voting instructions, prior to or at the Special General Meeting, are the voting instructions that will be taken into account.

VII.	ATTENDING THE SPECIAL GENERAL MEETING IN PERSON

Only holders of the Company’s shares as of the Record Date or their legal proxy holders may attend the Special General Meeting in person. All holders of shares planning to attend the Special General Meeting in person must contact our Investor Relations department at investors@akazoo.com by 13 March 2020 (5 p.m. Luxembourg time / noon New York time) to reserve a seat. For admission, shareholders should come to the Special General Meeting check-in area no less than 15 minutes before the Special General Meeting is scheduled to begin.

(a)	“Street name” holders

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To be admitted to the Special General Meeting, you will need a form of photo identification and you must also bring valid proof of ownership of your shares on the Record Date.

In order to vote at the Special General Meeting, you must bring a valid legal proxy from the holder of record. If you hold your shares in “street name” through a bank or brokerage firm, a brokerage statement reflecting your ownership as of the Record Date or a letter from a bank or broker confirming your ownership as of the Record Date is sufficient proof of ownership to be admitted to the Special General Meeting. In addition, in the event of shares owned in “street name” by a company or any other legal entity, individuals representing such entity who wish to attend the Special General Meeting in person and vote at the Special General Meeting on behalf of such entity, must present evidence of their authority to represent the shareholder at the Special General Meeting by means of a proper document (such as a general or special power of attorney) issued by the relevant entity. A copy of such power of attorney or other proper document must be emailed to our Investor Relations department at investors@akazoo.com by 13 March 2020 (5 p.m. Luxembourg time / noon New York time). The original documentation evidencing the authority to attend, and vote at the Special General Meeting, or a notarized and legalized copy thereof, must be presented at the Special General Meeting.

Registration will begin at 3 p.m. Luxembourg time / 10 a.m. New York time and the Special General Meeting will begin at 4 p.m. Luxembourg time / 11 a.m. New York time. No cameras, recording equipment, electronic devices (including cell phones) or large bags, briefcases or packages will be permitted in the Special General Meeting.

(b)	Registered shareholders

To be admitted to the Special General Meeting, you will need a form of photo identification. In the event of shares owned by a company or any other legal entity, individuals representing such entity who wish to attend the Special General Meeting in person and vote at the Special General Meeting on behalf of such entity, must present evidence of their authority to represent the shareholder at the Special General Meeting by means of a proper document (such as a general or special power of attorney) issued by the relevant entity. A copy of such power of attorney or other proper document must be emailed to our Investor Relations department at investors@akazoo.com by 13 March 2020 (5 p.m. Luxembourg time / noon New York time). The original documentation evidencing the authority to attend, and vote at the Special General Meeting, or a notarized and legalized copy thereof, must be presented at the Special General Meeting.

You will be admitted to the Special General Meeting only if we are able to verify your status as a shareholder by checking your name against the list of registered shareholders on the Record Date.

Registration will begin at 3 p.m. Luxembourg time / 10 a.m. New York time and the Special General Meeting will begin at 4 p.m. Luxembourg time / 11 a.m. New York time. No cameras, recording equipment, electronic devices (including cell phones) or large bags, briefcases or packages will be permitted in the Special General Meeting.

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VIII.	PROCESS FOR SOLICITATION OF PROXIES AND VOTING FORMS

We will pay the cost of soliciting proxies and voting forms for the Special General Meeting. We may solicit by mail, telephone, personal contact and electronic means, and arrangements are made with brokerage houses and other custodians, nominees and fiduciaries to send the convening notice, and if requested, other Proxy Materials, to beneficial owners. Upon request, we will reimburse them for their reasonable expenses. In addition, our directors, officers and employees may solicit proxies and voting forms, either in-person or by telephone, facsimile or written or electronic mail (without additional compensation). Shareholders are encouraged to return their proxies or voting forms promptly.

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AGENDA ITEMS AND VOTING RECOMMENDATIONS OF THE BOARD

1.	Reporting the conflict of interest of certain directors of the Company in connection with the omnibus equity incentive plan, certain independent directorship agreements, certain non-independent directorship agreements and a management employment agreement

The Board intends to report to the Special General Meeting the following conflicts of interest in accordance with article 441-7, paragraph 2, of the Luxembourg law of 10 August 1915 on commercial companies.

A conflict of interest within the meaning of article 441-7 of the Luxembourg law of 10 August 1915 on commercial companies arises where a director has, directly or indirectly, an interest of a financial nature conflicting with the interest of the Company in connection with a transaction falling within the sphere of competence of the Board.

(a)	Omnibus equity incentive plan

During a Board meeting held on 18 December 2019, the Board proposed to adopt the omnibus equity incentive plan of the Company. Further details regarding the omnibus equity incentive plan of the Company can be found under agenda item 2 (Approval of the omnibus equity incentive plan) below.

The Board intends to report the conflicts of interest of all members of the Board in connection with the omnibus equity incentive plan of the Company.

(b)	Independent directorship agreements

During a Board meeting held on 18 December 2019, the Board approved the terms and conditions of, and the entry by the Company into, certain directorship agreements with the Company’s independent directors (i.e. Maja Lapcevic, Alexander Macridis, David Bryan Roche and Athan Stephanopoulos).

The Board intends to report the conflicts of interest of the following directors in connection with such independent directorship agreements:

-	Maja Lapcevic;

-	Alexander Macridis;

-	David Bryan Roche; and

-	Athan Stephanopoulos.

(c)	Non-independent directorship agreements

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During a Board meeting held on 19 February 2020, the Board approved the terms and conditions of, and the entry by the Company into, certain directorship agreements with the Company’s non- independent directors (i.e. Lewis W. Dickey, Jr., Apostolos N. Zervos and Panagiotis Dimitropoulos).

The Board intends to report the conflicts of interest of the following directors in connection with the non-independent directorship agreements:

-	Lewis W. Dickey, Jr.;

-	Apostolos N. Zervos; and

-	Panagiotis Dimitropoulos.

(d)	Management employment agreement

During a Board meeting held on 19 February 2020, the Board approved the terms and conditions of, and the entry by the Company into, a management employment agreement with Apostolos N. Zervos (as the Company’s CEO).

The Board intends to report the conflict of interest of Apostolos N. Zervos in connection with the management employment agreement:

The Board notes that no vote is required in connection with this agenda item, which is included solely for reporting purposes in compliance with the requirements of article 441-7, paragraph 2, of the Luxembourg law of 10 August 1915 on commercial companies.

2.	Approval of the omnibus equity incentive plan

During a Board meeting held on 18 December 2019, the Board proposed to adopt the omnibus equity incentive plan of the Company.

Under the omnibus equity incentive plan, the Company can grant equity-based and other incentive awards to officers, employees and directors of, and consultants and advisers to, the Company. The purpose of the omnibus equity incentive plan is to help the Company attract, motivate and retain such persons and thereby enhance shareholder value.

The Company’s omnibus equity incentive plan permits the granting of stock options, unrestricted shares, restricted shares, restricted stock units, performance stock, performance units, SARs, tandem stock appreciation rights, distribution equivalent rights, or any combination of the foregoing, subject to compliance with applicable laws.

A copy of the omnibus equity incentive plan is attached to this proxy statement as Annex A.

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During the aforementioned meeting of the Board, each director considered that he/she had a conflict of interest in connection with the approval of the omnibus equity incentive plan and could therefore not validly participate in the discussion, deliberation or vote regarding the omnibus equity incentive plan, such that the Board decided to submit the decision on this specific item to the next general meeting of the shareholders of the Company (being the Special General Meeting) in accordance with article 441- 7, fourth paragraph, of the Luxembourg law of 10 August 1915 on commercial companies and article

21.3 of the Company’s articles of association.

Proposed resolution: After having reviewed the Company’s omnibus equity incentive plan, the Special General Meeting hereby RESOLVES to approve (i) the terms and conditions, and (ii) the adoption by the Company, of the omnibus equity incentive plan.

Vote required and recommendation of Board:

The approval of the Company’s omnibus equity incentive plan requires the affirmative vote of a simple majority of votes validly cast on such matter by the shareholders entitled to vote at the Special General Meeting. In the case of an equality of votes, the resolution will fail.

The Board recommends a vote “FOR” the approval of (i) the terms and conditions, and (ii) the adoption by the Company, of the omnibus equity incentive plan.

3.	Increase of the number of directors of the Company from seven to nine and appointment of Asit Mehra and Colin Miles as new directors of the Company for a period ending at the annual general meeting of the shareholders approving the annual accounts for the financial year ending on 31 December 2019

The Board currently consists of seven directors. The Board proposes to increase the number of directors from seven to nine and has nominated, based on recommendations from the nominating and corporate governance committee of the Board, Asit Mehra and Colin Miles as new directors of the Company. In this context the shareholders will be asked to approve the following resolution with respect to the increase of the number of directors from seven to nine and the appointment of Asit Mehra and Colin Miles as new directors of the Company for the term specified below.

The Board notes that all directors’ remuneration shall be submitted to the shareholders for approval at the annual general meeting of the shareholders of the Company which shall vote with respect to the approval of the Company’s annual accounts as at 31 December 2019, to take place later this year.

The following are brief biographies of Asit Mehra and Colin Miles:

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Asit Mehra:

Asit Mehra is Executive Vice President and a member of the management team of Omnicom Group, where he is responsible for growing several of Omnicom's key client relationships. Asit has been with Omnicom for almost thirteen years, before which he spent 18 years at the Interpublic Group, where he held multiple roles.

The business address of Asit Mehra is located at 437 Madison Avenue, 9th floor, New York NY 10022, United States.

Colin Miles:

Colin Miles is a TMT sector veteran and entrepreneur who has built companies across Southeast Asia and Europe in the e-commerce and online sectors. He is currently an Honorary Chair Emeritus of MEF Asia and a member of the board of directors of NextID and AdStamp.io, blockchain technology companies.

The business address of Colin Miles is located at Rose Ville, 2 Rose Lane, 437384 Singapore.

Proposed resolution: The Special General Meeting hereby RESOLVES to increase the number of directors of the Company from seven to nine and appoint Asit Mehra and Colin Miles as directors of the Company for a period ending at the annual general meeting of the shareholders approving the annual accounts for the financial year ending on 31 December 2019.

Vote required and recommendation of Board:

The increase of the number of directors of the Company from seven to nine and the appointment of Asit Mehra and Colin Miles as new directors of the Company for a period ending at the annual general meeting of the shareholders approving the annual accounts for the financial year ending on 31 December 2019 requires the affirmative vote of a simple majority of votes validly cast on such matter by the shareholders entitled to vote at the Special General Meeting. In the case of an equality of votes, the resolution will fail.

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The Board recommends a vote “FOR” the increase of the number of directors from seven to nine and the appointment of Asit Mehra and Colin Miles as new directors of the Company for a period ending at the annual general meeting of the shareholders approving the annual accounts for the financial year ending on 31 December 2019.

4.	Removal of Crowe U.K. LLP as the Company’s statutory auditor (commissaire), without cause

Based on recommendations from the audit committee of the Board, it is proposed to remove Crowe

U.K. LLP as the Company’s statutory auditor (commissaire), without cause, in connection with the proposed appointment of an independent auditor (réviseur d’entreprises agréé) in replacement of the Company’s current statutory auditor (commissaire), as set out in agenda item 5 (Appointment of BDO Audit S.A. as the Company’s independent auditor (réviseur d’entreprises agréé) for a period ending at the annual general meeting of the shareholders approving the annual accounts for the financial year ending on 31 December 2019) below.

Proposed resolution: The Special General Meeting hereby RESOLVES to remove Crowe U.K. LLP as the Company’s statutory auditor (commissaire), without cause.

Vote required and recommendation of Board:

The removal of Crowe U.K. LLP as the Company’s statutory auditor (commissaire), without cause, requires the affirmative vote of a simple majority of votes validly cast on such matter by the shareholders entitled to vote at the Special General Meeting. In the case of an equality of votes, the resolution will fail.

The Board recommends a vote “FOR” the removal Crowe U.K. LLP as the Company’s statutory auditor (commissaire), without cause.

5.	Appointment of BDO Audit S.A. as the Company’s independent auditor (réviseur d’entreprises agréé) for a period ending at the annual general meeting of the shareholders approving the annual accounts for the financial year ending on 31 December 2019

Based on recommendations from the audit committee of the Board, it is proposed to appoint BDO Audit S.A., a public limited liability company (société anonyme) organized and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 1 rue Jean Piret, L-2350 Luxembourg, Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies Register (Registre de commerce et des sociétés, Luxembourg) under number B147570, registered

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with the Luxembourg Institut des réviseurs d'entreprises, as independent auditor (réviseur d’entreprises agréé) of the Company, in replacement of the Company’s current statutory auditor (commissaire).

Proposed resolution: The Special General Meeting hereby RESOLVES to appoint BDO Audit S.A. as independent auditor (réviseur d’entreprises agréé) of the Company for a period ending at the annual general meeting of the shareholders approving the annual accounts for the financial year ending on 31 December 2019.

Vote required and recommendation of Board:

The appointment of BDO Audit S.A. as independent auditor (réviseur d’entreprises agréé) of the Company for a period ending at the annual general meeting of the shareholders approving the annual accounts for the financial year ending on 31 December 2019 requires the affirmative vote of a simple majority of votes validly cast on such matter by the shareholders entitled to vote at the Special General Meeting. In the case of an equality of votes, the resolution will fail.

The Board recommends a vote “FOR” the appointment of BDO Audit S.A. as independent auditor (réviseur d’entreprises agréé) of the Company for a period ending at the annual general meeting of the shareholders approving the annual accounts for the financial year ending on 31 December 2019.

6.	Authorization to the Company’s board of directors (or an agent, including without limitation, the Company’s CEO or CFO, to be appointed by the board of directors for this purpose) to cause the Company to repurchase shares in the Company from time to time

It is proposed to authorize and empower the Company’s board of directors (or an agent, including without limitation, the Company’s CEO or CFO, to be appointed by the board of directors for this purpose) (each an Authorized Repurchase Representative and together, the Authorized Repurchase Representatives), each one of them acting individually in the name and on behalf of the Company, to cause the Company to repurchase, from time to time, on the open market or otherwise, shares in the Company in such quantities, at such prices, in such manner and on such terms and conditions as the Authorized Repurchase Representative determines are in the best interests of the Company; provided, however, that the aggregate number of shares repurchased shall not exceed 1,000,000 shares and the aggregate value of shares repurchased shall not exceed USD 5,000,000; additionally, the consideration to be paid per share that is repurchased shall not exceed USD 20 and shall not be lower than EUR 0.01 (or its USD equivalent at the time of repurchase), and such authorization shall lapse on the date falling five years after the date of the Special General Meeting, subject to such additional conditions determined or, if any, to be determined from time to time by the board of directors (collectively, the Repurchase Program).

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Proposed resolution: The Special General Meeting hereby RESOLVES to grant the authorization to the Authorized Repurchase Representatives to cause the Company to repurchase shares in the Company from time to time through the Repurchase Program.

Vote required and recommendation of Board:

The authorization to the Company’s board of directors (or an agent, including without limitation, the Company’s CEO or CFO, to be appointed by the board of directors for this purpose) to cause the Company to repurchase shares in the Company from time to time requires the affirmative vote of a simple majority of votes validly cast on such matter by the shareholders entitled to vote at the Special General Meeting. In the case of an equality of votes, the resolution will fail.

The Board recommends a vote “FOR” the authorization to the Company’s board of directors (or an agent, including without limitation, the Company’s CEO or CFO, to be appointed by the board of directors for this purpose) to cause the Company to repurchase shares in the Company from time to time.

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SHAREHOLDER COMMUNICATIONS

Shareholders and interested parties may contact any of the Company’s directors, including the chairman of the Board or the chairperson of any committee of the Board, by writing to them at the following address:

Akazoo S.A.

19, rue de Bitbourg

L-1273 Luxembourg, Grand Duchy of Luxembourg

Attn: General Counsel

Concerns relating to accounting, internal control or auditing matters should be communicated to the Company through the General Counsel and will be handled in accordance with the procedures established by the audit committee with respect to such matters.

WHERE YOU CAN FIND MORE INFORMATION

The Company files annual and special reports and other information with the U.S. Securities and Exchange Commission (the SEC). The Company’s SEC filings are available to the public on the SEC’s website at www.sec.gov. In addition, the Company’s SEC filings are also available to the public on the Company’s website at investors.akazoo.com and at www.proxyvote.com.

The Company files annual financial statements and certain other information with the Luxembourg Register of Trade and Companies (Registre de commerce et des sociétés, Luxembourg) (the RCS). The Company’s RCS filings are available to the public on the RCS’s website at www.lbr.lu.

Information available on the Company’s website, the SEC’s website or the RCS’s website is not incorporated by reference into this document, and you should not consider information available on these websites as part of this document.

Important Notice Regarding the Availability of Proxy Materials for the Special General Meeting

Information is now available regarding the Special General Meeting at investors.akazoo.com and www.proxyvote.com.

YOUR VOTE IS CRUCIAL. THE BOARD URGES YOU TO VOTE BY MARKING, DATING, SIGNING AND RETURNING A PROXY FORM OR VOTING FORM.

With respect to the matters to be considered at the Special General Meeting, shares held through a broker or other intermediary will not be voted unless the beneficial holder notifies the broker or other intermediary through which the shares are held with instructions regarding how to vote. We strongly encourage you to provide instructions to your broker or other intermediary to vote your shares and exercise your right as a shareholder. If you wish to attend the Special General Meeting in person, you

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must reserve your seat by 13 March 2020 (5 p.m. Luxembourg time / noon New York time) by contacting our Investor Relations department at investors@akazoo.com.

Additional details regarding requirements for admission to the Special General Meeting are described in the proxy statement under section VII. (Attending the Special General Meeting in person).

Regardless of whether or not you plan to attend the Special General Meeting, please follow the instructions you received from the Company or your bank, brokerage firm or other record owner to authorize a proxy to vote your shares or submit a voting form as soon as possible to ensure that your shares are represented at the Special General Meeting.

Any shareholder that decides to attend the Special General Meeting in person may, if so desired, revoke a prior proxy or retract a prior voting form by voting such shareholder’s shares at the Special General Meeting as further described in the proxy statement under section VI. (Process for voting by proxy form or voting form and revocation / retraction).

Luxembourg, 26 February 2020

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Annex A to Proxy Statement

Omnibus Equity Incentive Plan

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Akazoo S.A.

AKAZOO 2019 OMNIBUS EQUITY INCENTIVE PLAN

1.	Establishment, Purpose and Types of Awards

Akazoo S.A. (formerly Modern Media Acquisition Corp. S.A.), a société anonyme incorporated under the laws of the Grand Duchy of Luxembourg, having its registered office at 19, rue de Bitbourg, L-1273 Luxembourg, registered with the Luxembourg Trade and Companies Register under number B 232.611 (the “Company”), hereby establishes the Akazoo 2019 Omnibus Equity Incentive Plan under which the Company can grant equity- based and other incentive awards to officers, employees and directors of, and consultants and advisers to, the Company (the “Plan”). The purpose of the Plan is to help the Company attract, motivate and retain such persons and thereby enhance shareholder value.

The Plan permits the granting of stock options, unrestricted shares, restricted shares, restricted stock units, performance stock, performance units, SARs, tandem stock appreciation rights, distribution equivalent rights, or any combination of the foregoing, subject to compliance with applicable laws.

2.	Definitions

Under this Plan, except where the context otherwise indicates, the following definitions apply:

(a)        “Administrator” means the compensation committee appointed by the Board from time to time that has authority to administer the Plan as provided in Section 3 hereof.

(b)        “Affiliate” means any entity, whether now or hereafter existing, which controls, is controlled by, or is under common control with, the Company (including, but not limited to, joint ventures, limited liability companies, and partnerships). For this purpose, “control” shall mean ownership of 50% or more of the total combined voting rights or value of all classes of stock or interests of the entity, or the power to direct the management and policies of the entity, by contract or otherwise.

(c)        “Award” means any stock options, unrestricted shares, restricted shares, restricted stock units, performance stock, performance units, SARs, tandem stock appreciation rights, distribution equivalent rights, or any combination of the foregoing.

(d)        “Board” means the board of directors of the Company as composed from time to time.

(e)        “Change in Control” means (i) a merger of the Company with or into another corporation, other than to another corporation, entity or person in which the holders of at least a majority of the voting rights and share capital of the Company outstanding immediately prior to such transaction continue to hold (either by such shares remaining outstanding in the continuing entity or by being converted into shares of voting rights and share capital of the surviving entity) a majority of the total voting rights and share capital of the Company (or the surviving entity) outstanding immediately after such transaction (an “Excluded Entity”), or (ii) the sale or other form of transfer by one or several shareholders of the Company to any person or group of persons of a number of Shares such that the transferee(s) shall own a majority of the voting rights and share capital of the Company, or (iii) the sale, lease or other disposition, in a single transaction or in a series of related transactions, of all or substantially all of the assets of the Company other than to (1) a corporation or other entity of which at least a majority of its combined voting rights and share capital is owned directly or indirectly by the Company or (2) an Excluded Entity.

(f)         “Common Shares” means the common shares of the Company at Nominal Value.

(g)        “Fair Market Value” means, with respect to the Common Shares, as of any date:

(i)            if the principal market for the Common Shares (as determined by the Administrator if the Common Shares is listed or admitted to trading on more than one exchange or market) is a securities exchange or an established securities market, the official closing price per Common Share for the regular market session on that date on the principal exchange or market on which the Common Shares are then listed or admitted to trading or, if no sale is reported for that date, on the last preceding day on which a sale was reported;

(ii)            if the principal market for the Common Shares is not a securities exchange or an established securities market, the average of the highest bid and lowest asked prices for the Common Shares on that date as reported on a quotation system or, if no prices are reported for that date, on the last preceding day on which prices were reported; or

(iii)            if the Common Shares are neither listed or admitted to trading on a securities exchange or an established securities market, nor quoted by a quotation system, the value determined by the Administrator in good faith by reasonable application of a reasonable valuation method.

(h)        “Grant Agreement” means a written document memorializing the terms and conditions of an Award granted pursuant to the Plan and which shall incorporate the terms of the Plan.

(i)        “Nominal Value” means the nominal value of the Common Shares from time to time, being currently EUR 0.01 per share.

(j)        “Performance Measures” mean criteria established by the Administrator relating to any of the following, as it may apply to an individual, one or more business units, divisions or subsidiaries, or on a Company-wide basis, and in either absolute terms or relative to the performance of one or more comparable companies or an index covering multiple companies: revenue; earnings before interest, taxes, depreciation and amortization (EBITDA); operating income; pre- or after-tax income; cash flow; cash flow per share; net earnings; earnings per share; price-to-earnings ratio; return on equity; return on invested capital; return on assets; growth in assets; share price performance; economic value added; total shareholder return; improvement in or attainment of expense levels; improvement in or attainment of working capital levels; relative performance to a group of companies comparable to the Company, and strategic business criteria consisting of one or more objectives based on the Company’s meeting specified goals relating to revenue, market penetration, business expansion, costs or acquisitions or divestitures.

3.	Administration

(a)        Administration of the Plan. The Plan shall be administered by the compensation committee appointed by the Board from time to time. To the extent allowed by applicable laws, the Board by resolution may authorize an officer or officers to grant Awards to other officers and employees of the Company and its Affiliates, and, to the extent of such authorization, such officer or officers shall be the Administrator.

(b)        Powers of the Administrator. The Administrator shall have all the powers vested in it by the terms of the Plan and the resolution of the Board, such powers to include authority to grant Awards under the Plan, prescribe Grant Agreements evidencing such Awards and establish programs for granting Awards, each time in consultation with the Board and the chief executive officer.

The Administrator shall have, within the limits of the authorized share capital of the Company, full power and authority to take all other actions necessary to carry out the purpose and intent of the Plan, including, but not limited to, the authority to: (i) determine the eligible persons to whom, and the time or times at which Awards shall be granted; (ii) determine the types of Awards to be granted;

(iii) determine the number of shares to be covered by or used for reference purposes for each Award;

(iv)  impose such terms, limitations, restrictions and conditions upon any such Award as the Administrator shall deem appropriate; (v) modify, amend, extend or renew outstanding Awards, or accept the surrender of outstanding Awards and substitute new Awards (provided however, that, except as provided in Section 7 of the Plan, any modification that would materially adversely affect any outstanding Award shall not be made without the consent of the holder and no such modification, amendment or substitution that results in repricing the Award shall be made without prior stockholder

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approval); (vi) accelerate or otherwise change the time in which an Award may be exercised or becomes payable and to waive or accelerate the lapse, in whole or in part, of any restriction or condition with respect to such Award, including, but not limited to, any restriction or condition with respect to the vesting or exercisability of an Award following termination of any grantee’s employment or other relationship with the Company; (vii) establish objectives and conditions, if any, for earning Awards and determining whether Awards will be paid with respect to a performance period; and (viii) for any purpose, including but not limited to, qualifying for preferred tax treatment under foreign tax laws or otherwise complying with the regulatory requirements of local or foreign jurisdictions, to establish, amend, modify, administer or terminate sub-plans, and prescribe, amend and rescind rules and regulations relating to such sub-plans.

The Administrator shall have full power and authority, in its sole and absolute discretion, to administer, construe and interpret the Plan, Grant Agreements and all other documents relevant to the Plan and Awards issued thereunder, to establish, amend, rescind and interpret such rules, regulations, agreements, guidelines and instruments for the administration of the Plan and for the conduct of its business as the Administrator deems necessary or advisable, and to correct any defect, supply any omission or reconcile any inconsistency in the Plan or in any Award in the manner and to the extent the Administrator shall deem it desirable to carry it into effect.

(c)        Non-Uniform Determinations. The Administrator’s determinations under the Plan (including without limitation, determinations of the persons to receive Awards, the form, amount and timing of such Awards, the terms and provisions of such Awards and the Grant Agreements evidencing such Awards, and the ramifications of a Change in Control upon outstanding Awards) need not be uniform and may be made by the Administrator selectively among Awards or persons who receive, or are eligible to receive, Awards under the Plan, but only to the extent such persons are similarly situated.

(d)        Limited Liability. To the maximum extent permitted by law, no member of the Administrator shall be liable for any action taken or decision made in good faith relating to the Plan or any Award thereunder.

(e)        Indemnification. To the maximum extent permitted by law and by the Company’s articles of association, the members of the Administrator shall be indemnified by the Company in respect of all their activities under the Plan except in the case of gross negligence or willful misconduct.

(f)        Effect of Administrator’s Decision. All actions taken and decisions and determinations made by the Administrator on all matters relating to the Plan pursuant to the powers vested in it hereunder shall be in the Administrator’s sole and absolute discretion and shall be conclusive and binding on all parties concerned, including the Company, its stockholders, any participants in the Plan and any other employee, consultant, or director of the Company, and their respective successors in interest.

4.	Shares Available for the Plan

Subject to adjustments as provided in Section 7(d) of the Plan, the Common Shares that may be issued with respect to Awards granted under the Plan shall not exceed an aggregate of fifteen percent (15%) (or such other threshold as otherwise agreed by a majority of the votes cast at a meeting of the Company’s shareholders at which a quorum representing a majority of the shares entitled to vote generally in the election of directors is present in person or by proxy) of the issued and outstanding Common Shares of the Company. Subject to the provisions of the law, the Company shall maintain an authorized capital comprising such number of shares for Awards under the Plan, subject to adjustments as provided in Section 7(d) of the Plan. If any Award, or portion of an Award, under the Plan lapses, expires, is canceled, is terminated unexercised or ceases to be exercisable for any reason, or the rights of its holder terminate, the shares subject to such Award shall thereafter be available for further Awards under the Plan, subject to the provisions of applicable law. Notwithstanding anything herein to the contrary, shares used to pay the exercise price of an Award or tax obligations shall not be available again for other Awards under the Plan.

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5.	Participation

Participation in the Plan shall be open to all employees, non-employee directors and non-employee consultants providing bona fide services to or for, the Company, or of any Affiliate of the Company, as may be selected by the Administrator from time to time. The Administrator may also grant Awards to individuals in connection with hiring, recruiting or otherwise, prior to the date the individual first performs services for the Company or an Affiliate, provided that such Awards shall not become vested or exercisable, and no shares shall be issued to such individual, prior to the date the individual first commences performance of such services.

6.	Awards

The Administrator, in its sole discretion, establishes the terms of all Awards granted under the Plan. Awards may be granted individually or in tandem with other types of Awards, concurrently with or with respect to outstanding Awards. All Awards are subject to the terms and conditions provided in the Grant Agreement.

(a)        Stock Options. The Administrator may from time to time grant to eligible participants Awards of incentive stock options. Such options must have an exercise price at least equal to Fair Market Value as of the date of grant and not lower than Nominal Value and may not have a term in excess of ten years’ duration. No stock option shall be an incentive stock option unless so designated by the Administrator at the time of grant or in the Grant Agreement evidencing such stock option.

(b)        Stock Appreciation Rights. The Administrator may from time to time grant to eligible participants Awards of Stock Appreciation Rights (“SAR”). An SAR entitles the grantee to receive, subject to the provisions of the Plan and the Grant Agreement, a payment having an aggregate value equal to the product of (i) the excess of (A) the Fair Market Value on the exercise date of one Common Share over (B) the base price per share specified in the Grant Agreement, times (ii) the number of shares specified by the SAR, or portion thereof, which is exercised. The base price per share specified in the Grant Agreement shall not be less than the lower of the Fair Market Value on the grant date (but in no case lower than Nominal Value) or the exercise price of any tandem stock option Award to which the SAR is related. No SAR shall have a term longer than ten years’ duration. Payment by the Company of the amount receivable upon any exercise of an SAR may be made by the delivery of Common Shares or cash, or any combination of Common Shares and cash, as determined in the sole discretion of the Administrator. If upon settlement of the exercise of an SAR a grantee is to receive a portion of such payment in Common Shares, the number of shares shall be determined by dividing such portion by the Fair Market Value of a Common Share on the exercise date, it being understood that no Common Shares shall be issued below Nominal Value. No fractional shares shall be used for such payment and the Administrator shall determine whether cash shall be given in lieu of such fractional shares or whether such fractional shares shall be eliminated. The Administrator shall obtain a report from an independent auditor (réviseur d’entreprises agréé) confirming that the in-kind consideration upon exercise of a SAR has a value at least equivalent to the number and value of Shares issued in counterpart.

(c)        Stock Awards.

(i)            The Administrator may from time to time grant stock awards to eligible participants in such amounts, on such terms and conditions, and for such consideration, including no consideration or such minimum consideration as may be required by law, as it shall determine. A stock award may be denominated in Common Shares or other securities, stock- equivalent units or restricted stock units, securities or debentures convertible into Common Shares, or any combination of the foregoing and may be paid in Common Shares or other securities, in cash, or in a combination of Common Shares or other securities and cash, all as determined in the sole discretion of the Administrator.

(ii)           The Administrator may grant stock awards constituting performance-based compensation. The grant of, or lapse of restrictions with respect to, such performance-based stock awards shall be based upon one or more Performance Measures and objective performance targets to be attained relative to those Performance Measures, all as determined

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by the Administrator. Performance targets may include minimum, maximum, intermediate and target levels of performance, with the size of the performance-based stock award or the lapse of restrictions with respect thereto based on the level attained. A performance target may be stated as an absolute value or as a value determined relative to prior performance, one or more indices, budget, one or more peer group companies, any other standard selected by the Administrator, or any combination thereof. The Administrator shall be authorized to make adjustments in the method of calculating attainment of Performance Measures and performance targets in recognition of: (A) extraordinary or non-recurring items; (B) changes in tax laws; (C) changes in generally accepted accounting principles or changes in accounting policies; (D) charges related to restructured or discontinued operations; (E) restatement of prior period financial results; and (F) any other unusual, non-recurring gain or loss that is separately identified and quantified in the Company’s financial statements. Notwithstanding the foregoing, the Administrator may, at its sole discretion, modify the performance results upon which Awards are based under the Plan to offset any unintended results arising from events not anticipated when the Performance Measures and performance targets were established. In the event that a Change in Control occurs after a performance-based stock award has been granted but before completion of the applicable performance period, a pro rata portion of such Award shall become payable (or a pro rata portion of the lapse restrictions shall lapse, as applicable) as of the date of the Change in Control to the extent otherwise earned on the basis of achievement of the pro rata portion of the Performance Measures and performance targets relating to the portion of the performance period completed as of the date of the Change in Control.

7.	Miscellaneous

(a)        Withholding of Taxes. Grantees and holders of Awards shall pay to the Company or its Affiliate, or make provision satisfactory to the Administrator for payment of, any taxes required to be withheld in respect of Awards under the Plan no later than the date of the event creating the tax liability. The Company or its Affiliate may, to the extent permitted by law, deduct any such tax obligations from any payment of any kind otherwise due to the grantee or holder of an Award. In the event that payment to the Company or its Affiliate of such tax obligations is made in Common Shares, such shares shall be valued at Fair Market Value on the applicable date for such purposes and shall not exceed in amount the minimum statutory tax withholding obligation.

(b)        Loans. To the extent permitted by applicable law, the Company or its Affiliate may make or guarantee loans to grantees to assist grantees in exercising Awards and satisfying any withholding tax obligations.

(c)        Transferability. Except as otherwise determined by the Administrator, and in any event in the case of an incentive stock option or a stock appreciation right granted with respect to an incentive stock option, no Award granted under the Plan shall be transferable by a grantee otherwise than by will or the laws of descent and distribution. Unless otherwise determined by the Administrator in accord with the provisions of the immediately preceding sentence, an Award may be exercised during the lifetime of the grantee, only by the grantee or, during the period the grantee is under a legal disability, by the grantee’s guardian or legal representative.

(d)         Adjustments for Corporate Transactions and Other Events.

(i)         Stock Dividend, Stock Split and Reverse Stock Split. In the event of a stock dividend of, or stock split or reverse stock split affecting, the Common Shares,

(A)  the maximum number of shares of such Common Shares as to which Awards may be granted under this Plan and the maximum number of shares with respect to which Awards may be granted during any one fiscal year of the Company to any individual, as provided in Section 4 of the Plan, and (B) the number of shares covered by and the exercise price and other terms of outstanding Awards, shall, without further action of the Board, be adjusted to reflect such event. The Administrator may make adjustments, in its discretion, to address the treatment of fractional shares and fractional cents that arise with

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respect to outstanding Awards as a result of the stock dividend, stock split or reverse stock split.

(ii)         Non-Change in Control Transactions. Except with respect to the transactions set forth in Section 7(d)(i), in the event of any change affecting the Common Shares, the Company or its capitalization, by reason of a spin-off, split-up, dividend, recapitalization, merger, consolidation or share exchange, other than any such change that is part of a transaction resulting in a Change in Control of the Company, the Administrator, in its discretion and without the consent of the holders of the Awards, may make (A) appropriate adjustments to the maximum number and kind of shares reserved for issuance or with respect to which Awards may be granted under the Plan, in the aggregate and with respect to any individual during any one fiscal year of the Company, as provided in Section 4 of the Plan; and (B) any adjustments in outstanding Awards, including but not limited to modifying the number, kind and price of securities subject to Awards as the Administrator determines to be appropriate and equitable.

(iii)        Change in Control Transactions. In the event of any transaction resulting in a Change in Control of the Company, outstanding stock options and other Awards that are payable in or convertible into Common Shares under this Plan will terminate upon the effective time of such Change in Control unless provision is made in connection with the transaction for the continuation or assumption of such Awards by, or for the substitution of the equivalent awards, as determined in the sole discretion of the Administrator, of, the surviving or successor entity or a parent thereof. In the event of such termination, the holders of stock options and other Awards under the Plan will be permitted, immediately before the Change in Control, to exercise or convert all portions of such stock options or other Awards under the Plan that are then exercisable or convertible or which become exercisable or convertible upon or prior to the effective time of the Change in Control.

(iv)        Unusual or Nonrecurring Events. The Administrator is authorized to make, in its discretion and without the consent of holders of Awards, adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events affecting the Company, or the financial statements of the Company or any Affiliate, or of changes in applicable laws, regulations, or accounting principles, whenever the Administrator determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan.

(e)        Substitution of Awards in Mergers and Acquisitions. Awards may be granted under the Plan from time to time in substitution for awards held by employees, non-employee directors and non- employee consultants of entities who become or are about to become employees, non-employee directors and non-employee consultants of the Company or an Affiliate as the result of a merger or consolidation of the employing entity with the Company or an Affiliate, or the acquisition by the Company or an Affiliate of the assets or stock of the employing entity. The terms and conditions of any substitute Awards so granted may vary from the terms and conditions set forth herein to the extent that the Administrator deems appropriate at the time of grant to conform the substitute Awards to the provisions of the awards for which they are substituted.

(f)        Other Agreements. As a condition precedent to the grant of any Award under the Plan, or the exercise pursuant to such an Award, the Administrator may require the grantee or the grantee’s successor or permitted transferee, as the case may be, to become a party to a stock restriction agreement, lock-up agreement, shareholders’ agreement, voting trust agreement or other agreements regarding the Common Shares of the Company in such form(s) as the Administrator may determine from time to time.

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Additionally, and not withstanding anything to the contrary set out herein, any provisions of incentive schemes already existing under any employment agreements between the Company or its subsidiaries and its employees shall prevail over the provisions of the Plan.

(g)        Termination, Amendment and Modification of the Plan. The Board may terminate, amend or modify the Plan or any portion thereof at any time, however only if such termination, amendment or modification is not detrimental to the grantees. Except as otherwise determined by the Board, termination of the Plan shall not affect the Administrator’s ability to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.

(h)        Non-Guarantee of Employment or Service. Nothing in the Plan or in any Grant Agreement thereunder shall confer any right on an individual to continue in the service of the Company or shall interfere in any way with the right of the Company to terminate such service at any time with or without cause or notice and whether or not such termination results in (i) the failure of any Award to vest; (ii) the forfeiture of any unvested or vested portion of any Award; and/or (iii) any other adverse effect on the individual’s interests under the Plan.

(i)         Compliance with Securities Laws; Listing and Registration. If at any time the Administrator determines that the delivery of Common Shares under the Plan is or may be unlawful under the laws of any applicable jurisdiction, or federal, state or foreign securities laws, the right to exercise an Award or receive Common Shares pursuant to an Award shall be suspended until the Administrator determines that such delivery is lawful. If at any time the Administrator determines that the delivery of Common Shares under the Plan is or may violate the rules of the exchange on which the shares are then listed for trade, the right to exercise an Award or receive Common Shares pursuant to an Award shall be suspended until the Administrator determines that such delivery would not violate such rules. The Company shall have no obligation to effect any registration or qualification of the Common Shares under federal, state or foreign laws.

The Company may require that a grantee, as a condition to exercise of an Award, and as a condition to the update of the share register, make such written representations (including representations to the effect that such person will not dispose of the Common Shares so acquired in violation of federal, state or foreign securities laws) and furnish such information as may, in the opinion of counsel for the Company, be appropriate to permit the Company to issue the Common Shares in compliance with applicable federal, state or foreign securities laws. The stock certificates for any Common Shares issued pursuant to this Plan may bear a legend restricting transferability of the Common Shares unless such shares are registered or an exemption from registration is available under the Securities Act of 1933, as amended, and applicable state or foreign securities laws.

(j)         No Trust or Fund Created. Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company and a grantee or any other person. To the extent that any grantee or other person acquires a right to receive payments from the Company pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company.

(k)        Governing Law. The validity, construction and effect of the Plan, of Grant Agreements entered into pursuant to the Plan, and of any rules, regulations, determinations or decisions made by the Administrator relating to the Plan or such Grant Agreements, and the rights of any and all persons having or claiming to have any interest therein or thereunder, shall be determined exclusively in accordance with Luxembourg law, without regard to its conflict of laws principles. Any dispute arising from the interpretation, validity or performance of this Plan or any Grant Agreement or any of their terms and provisions shall be submitted exclusively to the courts of Luxembourg-City, Grand Duchy of Luxembourg.

(l)         Effective Date; Termination Date. The Plan is effective as of the date on which the Plan is adopted by the Board. The Plan shall continue in effect, unless sooner terminated pursuant to its terms, until the fifth (5th) anniversary of the date on which it is adopted by the Board (except as to

7

Awards outstanding on that date). The Board may terminate the Plan at any time with respect to any shares for which Awards have not theretofore been granted; provided, however, that the Plan’s termination shall not materially and adversely impair the rights of a holder with respect to any Award theretofore granted without the consent of the holder. The Board shall have the right to alter or amend the Plan or any part thereof from time to time.

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Schedule 2

SHAREHOLDER PROXY

Special General Meeting
 of the shareholders of
Akazoo S.A.
(the Company)
(R.C.S. Luxembourg: B232611)
to be held on 17 March 2020
at 4 p.m. Luxembourg time / 11 a.m. New York
time at its registered office located at 19, rue de
Bitbourg, L-1273 Luxembourg, Grand Duchy of
Luxembourg

This is a shareholder proxy form for registered holders of shares in the Company. If your shares are held in “street name”, you will receive instructions from your bank, brokerage firm or other record owner and you must follow the instructions of, and adhere to the deadlines set by, such bank, brokerage firm or other record owner, in order for your shares to be voted.

This proxy will be automatically invalidated if the undersigned was not the holder of record of the referenced shares in the Company at 11 p.m. Luxembourg time / 5 p.m. New York time on 18 February 2020 (the Record Date).

If you are a registered holder of shares in the Company, please complete the proxy card provided to you.

In order to be taken into account, you must return the completed proxy card no later than 13 March 2020 (4:59 a.m. Luxembourg time) / 12 March 2020 (11:59 p.m. New York time).

ANY PROXY CARD RECEIVED AFTER THE ABOVE DEADLINE SHALL BE DISREGARDED.

IMPORTANT

PLEASE READ THE INSTRUCTIONS AND INFORMATION ON THE BACK OF THIS DOCUMENT

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IMPORTANT INSTRUCTIONS AND INFORMATION – PLEASE READ

IDENTIFICATION OF THE SHAREHOLDER

a)	If your shares are held in “street name” as of the close of business (11 p.m. Luxembourg time / 5 p.m. New York time) on 18 February 2020 (being the “record date” for the Special General Meeting), you will receive instructions from your bank, brokerage firm or other record owner. You must follow the instructions of, and adhere to the deadlines set by, such bank, brokerage firm or other record owner, in order for your shares to be voted.

b)	A shareholder can be represented by a proxy of his/her choice who does not need to be a shareholder. One person may represent several or even all shareholders. If you wish to obtain further information on representation by a proxy other than the attorney mentioned in the proxy card, please contact investors@akazoo.com.

PERSONAL DATA

In connection with the Special General Meeting, we are required to collect certain data including personal data in order to confirm the identity of individual shareholders or shareholder representatives for the purpose of carrying out the Special General Meeting and to comply with applicable laws and regulations. Such personal data may include your contact details and identification details (name, address, date of birth, ID number, etc.). By submitting the proxy card, you confirm that you understand the fact that the data including personal data will be collected, processed and used in connection with the Special General Meeting including for the purpose of the organization of the Special General Meeting and the voting on the resolutions in accordance with the Company’s articles of association and applicable laws. The Company is the data controller for any personal data that is collected in connection with the Special General Meeting.

We may disclose your personal data to certain entities to the extent required to perform the various activities related to the Special General Meeting, such as Broadridge Financial Solutions, Arendt Services S.A., Norton Rose Fulbright LLP (or any of its affiliates), Norton Rose Fulbright Luxembourg SCS (or any of its affiliates), persons as required by any law, regulation or rules and otherwise as deemed reasonably necessary for the conduct of the Company’s business (such persons to whom personal data may be transferred being referred to together as the Processors).

We may further transfer your personal data to countries outside of the EU/EEA if this is necessary for the performance of the Special General Meeting or to the extent it is required by law. Such countries may have no data protection laws or laws that are of a lower standard than Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and repealing Directive 95/46/EC (GDPR). In such case, we shall ensure that the transfer of your personal data is carried out in compliance with European data protection legislation and that appropriate safeguards are in place.

The Company and the Processors shall keep all personal data secure in accordance with the GDPR.

You have a right of access, rectification, erasure, restriction or objection on processing, and the right to data portability, as regards your data, unless it adversely affects the Company’s obligation in relation to the Special General Meeting or the Company demonstrates compelling legitimate grounds for the processing. If you wish to exercise any of your rights mentioned above, please contact the Company at investors@akazoo.com. Data may be stored for as long as necessary for the purposes indicated hereinabove and for the fulfillment of the Special General Meeting, unless otherwise required by applicable laws or regulations.

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Schedule 3

VOTING FORM

Special General Meeting	Shareholder (corporate) name:
of the shareholders of
Akazoo S.A.	Shareholder address or registered office:
(the Company)
(R.C.S. Luxembourg: B232611)
to be held on 17 March 2020	Registered shares directly held on Record Date:
at 4 p.m. Luxembourg time / 11 a.m. New York
time at its registered office located at 19, rue de
Bitbourg, L-1273 Luxembourg, Grand Duchy of	Date and signature:
Luxembourg

This is a voting form for registered holders of shares in the Company. If your shares are held in “street name”, you will receive instructions from your bank, brokerage firm or other record owner and you must follow the instructions of, and adhere to the deadlines set by, such bank, brokerage firm or other record owner, in order for your shares to be voted.

This voting form will be automatically invalidated if the undersigned was not the holder of record of the referenced shares in the Company at 11 p.m. Luxembourg time / 5 p.m. New York time on 18 February 2020 (the Record Date).

If you are a registered holder of shares in the Company, please complete the form and date and sign above.

I hereby confirm that I will not attend the Special General Meeting. I vote on all resolutions on the agenda of the Special General Meeting, or any adjournment or postponement thereof, as follows, hereby revoking any proxy previously given or voting form previously issued:

(1)

Agenda item:

Reporting the conflict of interest of certain directors of the Company in connection with the omnibus equity incentive plan, certain independent directorship agreements, certain non- independent directorship agreements and a management employment agreement

No vote required:

No vote is required in connection with this agenda item, which is included solely for reporting purposes in compliance with the requirements of article 441-7, paragraph 2, of the Luxembourg

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law of 10 August 1915 on commercial companies
(2)	Agenda item: Approval of the omnibus equity incentive plan

Proposed resolution:

After having reviewed the Company’s omnibus equity incentive plan, the Special General Meeting hereby RESOLVES to approve (i) the terms and conditions, and (ii) the adoption by the Company of, the omnibus equity incentive plan

Vote:
	For ☐ Number of shares:	Against ☐ Number of shares:	Abstention ☐ Number of shares:
(3)

Agenda item:

Increase of the number of directors of the Company from seven to nine and appointment of Asit Mehra and Colin Miles as new directors of the Company for a period ending at the annual general meeting of the shareholders approving the annual accounts for the financial year ending on 31 December 2019

Proposed resolution:

The Special General Meeting hereby RESOLVES to increase the number of directors of the Company from seven to nine and appoint Asit Mehra and Colin Miles as directors of the Company for a period ending at the annual general meeting of the shareholders approving the annual accounts for the financial year ending on 31 December 2019

Vote:
	For ☐ Number of shares:	Against ☐ Number of shares:	Abstention ☐ Number of shares:
(4)	Agenda item: Removal of Crowe U.K. LLP as the Company’s statutory auditor (commissaire), without cause
Proposed resolution:

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The Special General Meeting hereby RESOLVES to remove Crowe U.K. LLP as the Company’s statutory auditor (commissaire), without cause
Vote:
	For ☐ Number of shares:	Against ☐ Number of shares:	Abstention ☐ Number of shares:
(5)

Agenda item:

Appointment of BDO Audit S.A. as the Company’s independent auditor (réviseur d’entreprises agréé) for a period ending at the annual general meeting of the shareholders approving the annual accounts for the financial year ending on 31 December 2019

Proposed resolution:

The Special General Meeting hereby RESOLVES to appoint BDO Audit S.A. as independent auditor (réviseur d’entreprises agréé) of the Company for a period ending at the annual general meeting of the shareholders approving the annual accounts for the financial year ending on 31 December 2019

Vote:
	For ☐ Number of shares:	Against ☐ Number of shares:	Abstention ☐ Number of shares:
(6)

Agenda item:

Authorization to the Company’s board of directors (or an agent, including without limitation, the Company’s CEO or CFO, to be appointed by the board of directors for this purpose) to cause the Company to repurchase shares in the Company from time to time

Proposed resolution:

The Special General Meeting hereby RESOLVES to grant the authorization to the Authorized Repurchase Representatives to cause the Company to repurchase shares in the Company from time to time through the Repurchase Program

Vote:

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For ☐ Number of shares:	Against ☐ Number of shares:	Abstention ☐ Number of shares:

Voting forms which, for a proposed resolution, do not show (i) a vote in favor or (ii) a vote against the proposed resolutions or (iii) an abstention are void with respect to such resolution. In case of amendment, during the Special General Meeting, or any adjournment or postponement thereof, of a proposed resolution regarding which a vote has been cast by way of a voting form, such vote shall be considered void.

If any other matters were to come before the Special General Meeting, or any adjournment or postponement thereof, I give power to any lawyer or employee of Norton Rose Fulbright Luxembourg SCS, with full power of substitution, to vote in my name and in accordance with the Board’s voting recommendations on such new resolutions, unless I tick the box below (in which case I shall be deemed to abstain from voting on such new resolutions):

“I abstain”    ¨

In order to be taken into account, you must return the completed, signed and dated voting form no later than 13 March 2020 (4:59 a.m. Luxembourg time) / 12 March 2020 (11:59 p.m. New York time) to the following address:

Akazoo S.A., c/o Broadridge Financial Solutions

51 Mercedes Way

Edgewood, New York 11717

United States of America

ANY VOTING FORM RECEIVED AFTER THE ABOVE DEADLINE SHALL BE DISREGARDED.

IMPORTANT

PLEASE READ THE INSTRUCTIONS AND INFORMATION ON THE BACK OF THIS FORM

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IMPORTANT INSTRUCTIONS AND INFORMATION – PLEASE READ

IDENTIFICATION OF THE SHAREHOLDER

a)	The signatory is requested to accurately enter into the relevant box his/her name (in capital letters), his/her first name and address. If this information already appears on the form, the signatory should verify and, if appropriate, correct it. In case of legal entities, the corporate name and the registered office must be indicated as well as the name, first name, and title of the signatory. If the signatory is not the shareholder (for example: a receiver, guardian, etc.), he/she must mention his/her name, first name and the capacity in which he/she signs the form.

b)	If your shares are held in “street name” as of the close of business (11 p.m. Luxembourg time / 5 p.m. New York time) on 18 February 2020 (being the “record date” for the Special General Meeting), you will receive instructions from your bank, brokerage firm or other record owner. You must follow the instructions of, and adhere to the deadlines set by, such bank, brokerage firm or other record owner, in order for your shares to be voted.

PERSONAL DATA

In connection with the Special General Meeting, we are required to collect certain data including personal data in order to confirm the identity of individual shareholders or shareholder representatives for the purpose of carrying out the Special General Meeting and to comply with applicable laws and regulations. Such personal data may include your contact details and identification details (name, address, date of birth, ID number, etc.). By signing on the reverse side of this form, you confirm that you understand the fact that the data including personal data will be collected, processed and used in connection with the Special General Meeting including for the purpose of the organization of the Special General Meeting and the voting on the resolutions in accordance with the Company’s articles of association and applicable laws. The Company is the data controller for any personal data that is collected in connection with the Special General Meeting.

We may disclose your personal data to certain entities to the extent required to perform the various activities related to the Special General Meeting, such as Broadridge Financial Solutions, Arendt Services S.A., Norton Rose Fulbright LLP (or any of its affiliates), Norton Rose Fulbright Luxembourg SCS (or any of its affiliates), persons as required by any law, regulation or rules and otherwise as deemed reasonably necessary for the conduct of the Company’s business (such persons to whom personal data may be transferred being referred to together as the Processors).

We may further transfer your personal data to countries outside of the EU/EEA if this is necessary for the performance of the Special General Meeting or to the extent it is required by law. Such countries may have no data protection laws or laws that are of a lower standard than Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and repealing Directive 95/46/EC (GDPR). In such case, we shall ensure that the transfer of your personal data is carried out in compliance with European data protection legislation and that appropriate safeguards are in place.

The Company and the Processors shall keep all personal data secure in accordance with the GDPR.

You have a right of access, rectification, erasure, restriction or objection on processing, and the right to data portability, as regards your data, unless it adversely affects the Company’s obligation in relation to the Special General Meeting or the Company demonstrates compelling legitimate grounds for the processing. If you wish to exercise any of your rights mentioned above, please contact the Company at investors@akazoo.com. Data may be stored for as long as necessary for the purposes indicated hereinabove and for the fulfillment of the Special General Meeting, unless otherwise required by applicable laws or regulations.

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